Exhibit 12(d)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Six Months Ended
	December 31,					June 30,
	2013	2014	2015	2016	2017	2018

Fixed charges, as defined:
Total interest	$16,892	$16,820	$17,312	$21,061	$21,281	$10,548
Interest applicable to rentals	635	620	676	422	955	475

Total fixed charges, as defined	17,527	17,440	17,988	21,483	22,236	11,023

Preferred dividends, as defined (a)	1,569	1,569	1,569	1,569	1,367	—

Combined fixed charges and preferred dividends, as defined	$19,096	$19,009	$19,557	$23,052	$23,603	$11,023

Earnings as defined:

Net income	$12,608	$31,030	$44,925	$48,849	$44,553	$29,151
Add:
Provision for income taxes:
Total	2,277	13,450	25,190	28,705	33,278	7,504
Fixed charges as above	17,527	17,440	17,988	21,483	22,236	11,023

Total earnings, as defined	$32,412	$61,920	$88,103	$99,037	$100,067	$47,678

Ratio of earnings to fixed charges, as defined	1.85	3.55	4.90	4.61	4.50	4.33

Ratio of earnings to combined fixed charges and preferred dividends, as defined	1.70	3.26	4.50	4.30	4.24	4.33

_________________
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.